								OMB APPROVAL

							OMB Number:3235-0145
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					(Amendment No. 5)*


					Quality Systems, Inc.
						 (Name of Issuer)

						Common Stock
------------------------------------------------------------
				(Title of Class of Securities)

							747582104
						(CUSIP Number)

	Andrew E. Shapiro, Manager		Christopher J. Rupright, Esq.
	Lawndale Capital Management, LLC	Shartsis Friese & Ginsburg
	One Sansome Street, Suite 3900  	One Maritime Plaza, 18th Floor
	San Francisco, CA  94104			San Francisco, CA 94111
	(415) 288-2330					(415) 421-6500
------------------------------------------------------------

					February 2, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 747582104								Page 2 of 13 pages

------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ X /
												(b)		/  /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)								/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				621,900
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						621,900
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	621,900
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.96
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO and IA

CUSIP No. 747582104								Page 3 of 13 pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				621,900
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						621,900
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	621,900
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.96
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 747582104								Page 4 of 13 pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				526,000
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						526,000
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	526,000
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.4
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 747582104								Page 5 of 13 pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				95,900
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						95,900
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	95,900
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.5
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 747582104								Page 6 of 13 pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b)	The business address of LCM, DAP, DAI and Shapiro is One Sansome
Street, Suite 3900, San Francisco, California  94104.

(c)	LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 747582104								Page 7 of 13 pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management(1)	$4,070,817.90
DAP			Working Capital			$3,441,618.00
DAI			Working Capital			$  629,199.90

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

Subsequent to their filing of this Schedule 13D and its amendments, the Reporting Persons ("Lawndale") have been in contact with management and members of the Board of Directors of QSII and other QSII shareholders and third parties, to discuss the strategies QSII plans to employ to maximize shareholder value, including, but not limited to, changes in the composition and functioning of QSII's Board of Directors ("Board").

Board has failed to do its job.
_______________________________

According to Lawndale's research, Lawndale believes that QSII went public at a split-adjusted $8.50/share on December 1, 1982, and last traded at approximately $4.25/share on February 1, 1999, a decline of 50% over a 16-year period. Three of QSII's seven current directors have served on QSII's Board for this entire period. Lawndale believes that no board should allow such a long-term record of lost shareholder value to exist without taking decisive and meaningful actions. Lawndale believes that the track record of QSII stock (down over 80%) since its Chairman/CEO sold shares on March 5, 1996 (reducing his stake from a majority position to approximately 25% of QSII), is the result of a non-independent, inactive and ineffective Board.

Lawndale believes that responsibility for such poor stock performance is directly related to inconsistent and mediocre operating performance and asset mismanagement combined with the Board's failure to hold management accountable for such ineffective leadership. Lawndale believes the Board has failed to do its job largely as the result of dysfunctional Board composition and the lack of or poor corporate governance practices.

CUSIP No. 747582104								Page 8 of 13 pages


Shareholders have sent a message that the Board apparently failed to hear.
__________________________________________________________________________

On September 9th, 1998, Andrew Shapiro, President of Lawndale Capital Management, LLC, attended QSII's Annual Meeting in person. As disclosed in Amendment #4 of this Schedule 13D, Lawndale voted against a Board-proposed option plan that two institutional proxy advisory services, Proxy Monitor and Institutional Shareholder Services (ISS), also analyzed and recommended a vote "against". As disclosed in QSII's 10-Q for the quarter ended 9/30/98, 42% of those voting voted against the option plan and over 25% of those voting voted to "withhold" on the reelection of QSII's directors. Following this Annual Meeting, Mr. Shapiro addressed the Board regarding its lack of independence and failure to hold management accountable for QSII's continual underperformance. The Board did not and has not adequately responded to these concerns.

Lack of Board Independence.
____________________________

Lawndale believes that boards lacking independence are more likely to avoid taking necessary actions to put a stop to bad managerial decision-making and poor performance resulting therefrom. Lawndale believes that the proper framework in determining the "independence" of a director in an under-performing company such as QSII should follow at a minimum widely regarded guidelines promulgated by either the Council of Institutional Investors (CII) or the California Public Employee's Retirement System (CALPERS) which Lawndale provided to QSII in July.

Lawndale, as QSII's second largest non-management shareholder, in April 1998 introduced a highly qualified and independent director for QSII's consideration to fill a vacancy on QSII's Board. By the end of July (4 months later), QSII's Chairman informed Lawndale that QSII had been unable to fully evaluate candidates in time for nomination and election by shareholders at the upcoming September Annual Meeting but that the candidate introduced by Lawndale was among several under consideration for appointment to the Board. The Chairman represented to Lawndale that QSII's Board intended to continue the evaluation process and to appoint new Board members in a timely manner. Under the CII & CALPERS guidelines, it is Lawndale's belief that 4 of the 6 nominees for election to QSII's Board at the annual meeting and subsequently elected were not and are not "independent".

Regardless of the independence or lack of independence of QSII's Board, a company with QSII's very poor performance needs quick and decisive leadership changes at the Board and management levels.

CUSIP No. 747582104								Page 9 of 13 pages


Lawndale believes that QSII's Common Stock at current market prices is undervalued. Lawndale intends to actively monitor efforts by the Board to increase stockholder value. If Lawndale believes that the Common Stock continues to be undervalued and/or the Board fails to timely take apparent and necessary decisive actions to restore and enhance shareholder value at QSII as listed below (see, "Necessary Actions"), Lawndale may propose a transaction whereby all or a portion of QSII be sold, and in connection therewith Lawndale may seek to participate in such transaction or seek to acquire control of QSII in a negotiated transaction or otherwise. Lawndale may also seek in the future to have non-management shareholder representatives appointed to the Board, by agreement with QSII or otherwise, including by running its own slate of nominees at an annual or special meeting of QSII. Lawndale may in the future propose such other matters or support other shareholder's proposals for consideration and approval by QSII's shareholders or the Board.

Necessary Actions.
__________________

1) Changing the composition of the Board such that a substantial majority of its members are independent through:

1a) adding independent person(s) with operating depth and experience in QSII's industry(ies) and/or
1b) adding representative(s) of non-management shareholders.

2) Adopting a formal policy requiring the appointment of either an independent Chairman or independent Lead Director. That Director shall be selected by the Board from among the independent Directors. His/her role would be to coordinate with the other independent Directors, chair Executive Sessions of the independent Directors and act as a liaison between them and the Chairman/CEO.

3) Adopting a formal policy for each Board meeting, whereby at the end of each meeting the Board meets in Executive Session, without members of management present, to discuss such matters as they think appropriate, including management performance.

Lawndale does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Lawndale intends to review its investment in QSII on a continuing basis and, depending on various factors, including, without limitation, QSII's financial position and Lawndale's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions. Lawndale may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or to change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

CUSIP No. 747582104								Page 10 of 13 pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

			Aggregate
			Beneficially
			Owned			 Voting Power		Dispositive Power
Name 	Number		Percent	Sole		Shared	Sole		Shared

LCM		621,900		9.96		-0-		621,900	-0-		621,900
Shapiro	621,900		9.96		-0-		621,900	-0-		621,900
DAP		526,000		8.4		-0-		526,000	-0-		526,000
DAI		 95,900		1.5		-0-		 95,900	-0-		 95,900

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since December 1, 1998.

		Purchase					Number		Price
Name		 or Sale		Date			of Shares		Per Share

DAP			P		12/01/98		1,000		$4.375
DAP			P		12/04/98		1,000		$4.438
DAP			P		12/10/98		1,000		$4.375
DAP			P		12/11/98		1,000		$4.125
DAP			P		12/14/98		  200		$4.188
DAP			P		12/21/98		1,000		$3.875
DAP			P		12/22/98		  500		$4.000
DAP			P		12/23/98		  500		$3.938
DAP			S		12/23/98		  500		$4.063
DAP			P		12/28/98		  500		$3.125
DAP			P		12/29/98		  500		$3.813
DAP			S		12/29/98		  500		$3.875
DAP			P		12/30/98		  500		$3.938
DAP			S		12/30/98		1,300		$4.033
DAI			S		12/30/98		1,200		$4.033

			(Table continued on page 10)

CUSIP No. 747582104								Page 11 of 13 pages

			(Table continued from page 9)

DAP			S		12/31/98		  100		$4.188
DAI			P		12/31/98		  500		$4.125
DAI			P		01/04/99		1,400		$4.125
DAP			S		01/05/99		  500		$4.188
DAP			S		01/05/99		1,000		$4.250
DAI			P		01/05/99		  500		$4.125
DAI			P		01/05/99		  100		$4.188
DAP			P		01/06/99		  500		$4.063
DAP			S		01/06/99		  500		$4.125
DAP			S		01/06/99		  100		$4.188
DAI			P		01/06/99		  500		$4.163
DAP			P		01/07/99		1,000		$4.125
DAP			S		01/07/99		2,500		$4.250
DAI			P		01/07/99		  200		$4.031
DAP			P		01/08/99		  500		$4.250
DAP			S		01/08/99		  800		$4.375
DAI			S		01/08/99		  200		$4.375
DAP			P		01/12/99		1,000		$4.156
DAP			P		01/15/99		  200		$4.406
DAP			P		01/20/99		1,200		$4.287
DAP			P		01/20/99		  300		$4.313
DAP			S		01/20/99		  300		$4.438
DAP			P		01/21/99		  200		$4.500
DAP			S		01/21/99		2,000		$4.469
DAI			S		01/21/99		  500		$4.469
DAP			P		01/22/99		  100		$4.375
DAP			P		01/25/99		  700		$4.222
DAI			P		01/25/99		  200		$4.222
DAP			P		01/26/99		  500		$4.250
DAP			P		01/27/99		  800		$4.375
DAP			S		01/27/99		2,000		$4.462
DAI			P		01/27/99		  200		$4.375
DAI			S		01/27/99		  300		$4.462


All transactions were executed through the Nasdaq National Market System.

CUSIP No. 747582104								Page 12 of 13 pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 2, 1999.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:	Lawndale Capital				By:	Lawndale Capital
	Management, LLC						Management, LLC
	General Partner						General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E. Shapiro
		Andrew E. Shapiro					Andrew E. Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC


By:	/s/ Andrew E. Shapiro 			/s/ Andrew E. Shapiro
	Andrew E. Shapiro				Andrew E. Shapiro
	Manager

CUSIP No. 747582104								Page 13 of 13 pages

												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 22, 1997.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:	Lawndale Capital				By:	Lawndale Capital
	Management, LLC						Management, LLC
	General Partner						General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E. Shapiro
		Andrew E. Shapiro					Andrew E. Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC


By:	/s/ Andrew E. Shapiro 			/s/ Andrew E. Shapiro
	Andrew E. Shapiro				Andrew E. Shapiro
	Manager


CJR\3693\011\1027550.01